





August 17 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen: First Australian Resources

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
17 August 2010 (ASX Announcement & Media Release: Guinea Bissau Exploration Program Commences)

dlw 8/24

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au

FAR LIMITED

17 August 2010

ASX ANNOUNCEMENT AND MEDIA RELEASE

GUINEA BISSAU EXPLORATION PROGRAM COMMENCES

SINAPA (BLOCK 2) AND ESPERANCA (BLOCKS 4A & 5A) OFFSHORE GUINEA BISSAU (FAR 15%)

The Company is pleased to advise that the exploration program offshore Guinea Bissau, announced in our ASX release of 29 July 2010, has now commenced.

Geophysical imaging company ARKeX has started work on a BlueQube Marine gravity gradiometry survey in the Sinapa and Esperanca exploration blocks. This survey precedes a 1600 Sq Km 3D Seismic Survey which is scheduled to commence in mid September 2010.


Cabacera/Bica Prospect
Sardinha/Sabayon
Sinapa Discovery
3D Seismic Survey
Gravity Gradiometry Survey (6712 line km)

Commenting on the commencement of this work, ARKeX stated:

"We are very pleased to have been awarded this project by Svenska. The application of gravity gradiometry is gaining increasing acceptance in these challenging areas by providing critical information on the morphology of salt and carbonates to improve seismic imaging".

The commencement of gravity gradiometry work marks the start of an exciting period of exploration offshore Guinea Bissau. Results of the 3D Seismic Survey are expected to be available during Q1 2011.

For information on FAR's drilling activities visit our website at www.far.com.au

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au